Mail Stop 3561

June 30, 2006

Via Fax & U.S. Mail

Mr. Christopher J. Pappas
President and Chief Executive Officer
Luby's, Inc.
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

>   **Re: Luby's Inc.**
>   **Form 8-K furnished on June 8, 2006**
>   **File No. 001-08308**

Dear Mr. Pappas:

We have reviewed your response letter dated April 26, 2006 and have the following comment. We think you should revise your document in future filings in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that our comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 8-K furnished on June 8, 2006

1. We have reviewed your responses to our prior comment numbers 2 through 4 and the non-GAAP disclosures included in your Form 8-K furnished on June 8, 2006. However, we do not believe that you have fully addressed the concerns raised in our prior comments. We note that you intend to exclude the presentation of Adjusted EBITDA from future filings on Forms 10-K and 10-Q, but you intend to

continue to publicly disclose Adjusted EBITDA in press releases and on your website. Although you state that you will revise your presentation of Adjusted EBITDA to reflect its use by management primarily as an internal performance measure, rather than as a measure used by your lenders for liquidity purposes, it appears that you have continued to compute it pursuant to its definition under your debt agreements, which appears more consistent with a measure of liquidity.

You state that you believe Adjusted EBITDA is an important <u>internal</u> measure of your operating performance. We do not believe this is a substantive reason specific to you that demonstrates usefulness to your investors. Please tell us and revise to disclose the substantive reason specific to you that demonstrates the usefulness to investors of disregarding recurring items such as share-based compensation, other income, restaurant closing costs, impairments, and discontinued operations from this non-GAAP measure as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K. In the alternative, please discontinue disclosure of this non-GAAP measure in your Forms 8-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief